September 27, 2012

Via Edgarlink and Facsimile

Mr. Martin James

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE: NuVasive, Inc. (“NuVasive”)

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 27, 2012

File No. 000-50744

Dear Mr. James:

This letter responds to the comments contained in your letter dated September 14, 2012, regarding our Annual Report on Form 10-K for the year ended December 31, 2011.

For your convenience, we have repeated each of your comments and set forth our response immediately after each comment. None of our responses below should be interpreted as an admission of any deficiency with respect to our Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 46

1. We note that your spine surgery product revenues increased $43.7 million and your biologics revenues increased $9.1 million in 2011 compared to 2010. Please respond to the following:

•	Please separately quantify the impact of volume changes on your spine surgery and biologics revenue. We note your disclosure that price changes were not material.

•	Please quantify the amount of foreign sales in each period presented.

•

Please explain the nature of any other significant changes in your revenue and quantify those changes to the extent possible, such as changes due to acquisitions, foreign currency movements, etc. Your response should include the reasons for significant changes in your biologics revenue.

Mr. Martin James

Securities and Exchange Commission

September 27, 2012

In this regard, please explain how you considered Item 303 and the related instructions in Regulation S-K, SEC Interpretive Release No. 33-8350 (FRR No. 72), and SAB Topic 13.B.

NuVasive response: In response to the Staff’s request to quantify the impact of volume changes on our spine surgery and biologics revenue, and to explain the nature of any significant changes in revenue, the following table provides further quantification of the changes in revenue:

	Spine Products	Biologics	Monitoring Service

Volume	12.6%	11.5%	355.2%

Price	(1.7)	(1.5)	—

Foreign currency impact	0.4	0.1	—

Acquisition	—	—	2,943.4

Total percentage increase in 2011 revenues from 2010	11.3%	10.1%	3,298.7%

In response to the Staff’s request to quantify the amount of foreign sales in each of the fiscal years ending 2011, 2010 and 2009, the following table provides further quantification of such foreign sales:

	Year Ended
(dollars in thousands)	12/31/2011	12/31/2010	12/31/2009
International Revenue	$37,461	$23,089	$9,124
Percent of Total Revenue	6.9%	4.8%	2.5%

We respectfully advise the Staff that we believe our Management’s Discussion and Analysis (MD&A) of revenues meets the requirements of Item 303 of Regulation S-K, Interpretive Release No. 33-8350 (FRR No. 72) and SAB Topic 13.B, as we believe the information necessary to understand our financial condition, changes in financial condition and results of operations are discussed. Specifically, our discussion of revenues describes the continued adoption of our XLIF procedure and increased market acceptance in our international markets that contributed to the increase in revenues (both factors contributing to the increase in volume), offset by unfavorable changes in price of approximately 1.7% in 2011 as compared to 2010.

Mr. Martin James

Securities and Exchange Commission

September 27, 2012

In response to the Staff’s comment, we have considered whether quantification of these factors in MD&A will enhance a reader’s understanding of our financial condition, changes in financial condition and results of operations. We intend to, in future filings, separately quantify the impact of factors causing a significant change in a line item to the extent possible and to the extent that such factors are material in nature.

2. To the extent that you disclose more than one significant factor as the cause of a significant change in a line item, please quantify, to the extent possible, the impact of each factor in future filings. For example, please quantify for us the impact of each of the following factors on your cost of goods sold:

•	Increase in excess and obsolete inventory reserves;

•	Shift in geographic mix; and

•	Estimated royalty expense accrual.

NuVasive response: In future filings, we will separately quantify the impact of factors causing a significant change in a line item to the extent possible and to the extent that such factors are material in nature.

Item 8. Financial Statement and Supplementary Data

Note 1. Organization and Significant Accounting Policies, page 74

3. We note your policy regarding accruals for loss contingencies on page 45. Please revise future filings to include your accounting policy for loss contingencies in the notes to the audited financial statements consistent with ASC 235-10-50-1.

NuVasive response: We will provide, in future filings, our policy regarding accruals for loss contingencies in the notes to the financial statements consistent with ASC 235-10-50-1.

4. Further, please respond to the following regarding your disclosed policy on page 45:

•	Please explain how you define ‘possible’ and contrast your definition with the term ‘reasonably possible’ as defined in ASC 450-20-20.

•	Please describe a circumstance where a loss is ‘known’ but the amount of the loss is not reasonably estimable.

•	Tell us how you considered ASC 450-20-25-2(a), including the requirement that a company consider information available before the financial statements are issued or are available to be issued.

Mr. Martin James

Securities and Exchange Commission

September 27, 2012

NuVasive response: In response to the Staff’s request to explain our use of “possible”, our definition of the term “possible” is used in the same manner as “reasonably possible” as defined in ASC 450-20-20. We will, in future filings, use the term “reasonably possible” in this disclosure, as applicable.

In response to the Staff’s request to describe a circumstance where a loss is “known” but the amount of the loss is not reasonably estimable, we had no circumstances where a loss was ‘known’ and the amount of the loss was not reasonable estimable. We will, in future filings, revise our disclosure to comply with ASC 450-20-25-2, as follows:

“An estimated loss contingency is accrued in our financial statements if it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.”

In response to the Staff’s final request in this Comment #4, in accordance with ASC 450-20-25-2(a), we considered all information available to us before the financial statements were issued, including all rulings from the Court and internal and outside counsel’s assessments, to determine if an asset had been impaired or a liability had been incurred as of December 31, 2011.

Change in Accounting Estimate

5. In future filings, please disclose, as required by ASC 250-10-50-4, the effect on net income of the change in estimate.

NuVasive response: We will provide, in future filings, the effect on net income of the change in estimate.

Note 2. Business Combinations, page 81, Note 4, Fair Value measurements, page 88, and Note 5. Balance Sheet Details, page 91

Cervitech Inc. Acquisition, page 72

6. Please tell us in more detail about the facts and circumstances which led to the impairment of the IPR&D acquired in the Cervitech acquisition of $17.6 million. We note that this represents over 50% of the value of the IPR&D acquired in the acquisition. In this regard, we note that the IPR&D relates to the future commercialization of Cervitech’s PCM device in the U.S. and that you submitted a premarket approval with the FDA in the first quarter of 2010. Discuss the factors that led to management’s reductions in estimates of revenues and related cash flows such as how the view of the competitive and regulatory landscape in the cervical market has changed from when the IPR&D was acquired. Tell us the status of the premarket approval with the FDA. Refer to ASC 350-30-50-3(a).

Mr. Martin James

Securities and Exchange Commission

September 27, 2012

NuVasive response: We acquired Cervitech, and the PCM device, in May 2009. From the acquisition date through the fourth quarter of 2011, we completed the two year follow up on patients who were enrolled in our clinical study, submitted the premarket approval for FDA approval in the first quarter of 2010 and have been working through the FDA approval process since April 2010. During the fourth quarter of 2011, our management’s estimates of future revenues, volumes, pricing and related cash flows decreased primarily driven by the following factors:

•

We expected to receive FDA approval in 2011. The delay in obtaining FDA approval has resulted in a later than expected launch of PCM in the United States (U.S.) market, which has reduced our anticipated market window and provided an opportunity for incumbent, domestic competitors to try and enhance or extend their leads in the motion preservation market. We believe these delays have also allowed up to three other competitors to potentially catch up to us in the domestic regulatory approval process. Finally, these delays have provided the opportunity for the introduction of several second generation competitor devices in Europe, devices which our management believes will eventually be sold in the U.S.

•

Reimbursement from U.S. third party payers, which we expected to be resolved by the two market leaders prior to our product being approved, continues to be a challenge to both pricing and surgeon adoption. Incumbent competitors are still struggling to secure reimbursement broadly with the third party payer community, with payers still issuing negative views on coverage, asking for more stringent data and requiring more long term data before considering/making coverage policy changes.

As of the date of this response, the premarket approval (PMA) filed in the first quarter of 2010 is still under review by the FDA.

7. We note that of the total acquisition cost of $79 million, $700 thousand was allocated to developed technology, $34.8 million was allocated to IPR&D related to the future commercialization of Cervitech’s PCM device in the U.S. and $54.5 million was allocated to goodwill. In the fourth quarter 2011, you recorded impairment charges of $600 thousand of the developed technology and $17.6 million of IPR&D. You did not record any charges for the impairment of goodwill. Please tell us the composition of your reporting units and the amount of goodwill assigned to each reporting unit. For the reporting unit that includes the Cervitech goodwill, please tell us the following:

•	The percentage by which the fair value exceeded the carrying value as of the date of the most recent test;

•	A description of the methods and key assumptions used in the impairment analysis and how the key assumptions were determined;

•	Discuss the degree of uncertainty associated with the key assumptions, providing specifics to the extent possible; and

•	Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Mr. Martin James

Securities and Exchange Commission

September 27, 2012

NuVasive response: In response to the Staff’s comments, we advise you that in making our assessment of reporting units for purposes of goodwill impairment testing, we considered the guidance of ASC 350-20-35. Specifically, ASC 350-20-35 provides that a reporting unit is an operating segment or component of an operating segment that is a business for which discrete financial information is available; for which segment management regularly reviews the operating results; and which has economic characteristics that are different from the economic characteristics of the other components in the operating segment. Additionally, we considered ASC 350-20-35-36, which provides that an operating segment will be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component. Following such guidance, we operated in two reporting units on the date of our most recent annual test, October 1, 2011, Progentix, the only component of the business which has separate discrete financial information on a level below the consolidated level, and the remainder of the Company (or NUVA). The Progentix reporting unit had goodwill totaling $12.7 million and NUVA’s goodwill was $90.4 million on October 1st, 2011. Cervitech’s goodwill of $54.5 million is part of NUVA’s reporting unit.

For purposes of this test, we considered the market capitalization of the Company on October 1, 2011 to be the fair value of the NUVA reporting unit. We acknowledge that the fair value of the Progentix reporting unit is included in the market capitalization of the Company, however the fair value, as well as its total assets and goodwill balance, are considered immaterial to the consolidated results. In addition, we note that in accordance with ASC 350-20-35-23, the fair value of the Company is likely to be higher when considering the ability to take advantage of synergies and other benefits that flow from our control, or the control premium, when compared to the quoted market price of a single equity security. Since the fair value of the Company (excluding the impact a control premium may have had) exceeded its carrying amount by approximately $169 million using the closing price of the Company’s stock on the date of the test, goodwill was not considered impaired.

The degree of uncertainty of our test was low as there was no subjectivity in our computation of market capitalization. Further, we performed sensitivity analyses by determining the market capitalization of the Company using a) the closing stock price on October 1, 2011, the date of our impairment test, and b) the average market price for the three months prior to our annual test date, both resulting in fair values that exceeded the carrying amount of the Company.

Potential events that could reasonably be expected to negatively affect the key assumptions are significant declines in our stock price. We did experience declines in our stock price in the fourth quarter of 2011 and accordingly, we considered whether this was an indication of possible impairment. Based on our assessment, an interim goodwill impairment test was not required.

Mr. Martin James

Securities and Exchange Commission

September 27, 2012

Note 10. Business Segment and Product Information, page 104

8. Please tell us about the company’s analysis in determining that it has one reportable segment under ASC 280-10-50. Your response should address the following:

•	Explain whether any operating segments were aggregated under ASC 280-10-50-11.

•	Identify your chief operating decision maker

•	Describe the contents of the information you provide to your chief operating decision maker.

•

We note that the company includes revenue information for three product groups: Include a discussion of the types of information about these product groups that is included in the information provided to your chief operating decision maker.

•	Tell us about how the company is organized.

NuVasive response: In response to the Staff’s comments, we advise that we identified our operating segment by applying the criteria of ASC 280-10-50 as follows:

ASC 280-10-50-1 states that “an operating segment is a component of a public entity that has all of the following characteristics:

•	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

•	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

•	Its discrete financial information is available.”

In accordance with the guidance in ASC 280-10-50, we believe our Chief Operating Decision Maker (“CODM”) is our Chief Executive Officer and that the decisions of the CODM to allocate resources are made at a company level. This assessment is based on our organizational structure and the point in that organization at which revenues and expenses are incurred, come together for reporting purposes and are managed relative to resource allocation by our CODM. Our CODM assesses the performance of the Company at an overall company level. We did not aggregate any operating segments in reaching this conclusion.

Mr. Martin James

Securities and Exchange Commission

September 27, 2012

Our internal reporting structure reflects our management organization. Each of our product offerings is managed by a vice president, all of whom report to the same executive, the President, Global Products and Services. The President, Global Products and Services, is accountable to and maintains regular contact with the CODM. Our worldwide sales efforts are managed by one individual, the President, Global Sales. The President, Global Sales has direct reports that run major geographies, including those in the U.S., Europe and Asia and this person is accountable to and maintains regular contact with the CODM. Our reporting structure provides for the CODM to make decisions regarding NuVasive’s product offerings and the Company’s sales efforts at the company level. In addition to the organization of our product offerings and sales teams, the heads of our support functions, including operations, finance, human resources, legal, information technology and facilities, are centralized and report directly to the CODM. These functions are managed centrally at the corporate level, and we do not allocate these costs across any product offerings. Additionally, our budgeting process is prepared and approved at the corporate level.

Monthly, the CODM meets with our team to discuss the operating results of NuVasive. The primary focus of these meetings is to discuss the revenues of each product offerings, overall company costs, new products being developed, and potential acquisitions of companies and technologies that would enhance our overall product portfolio. The monthly financial analysis provides overall NuVasive level financial performance, revenue by product offerings, and operating expenses at a full company managed level. Given this structure and the method of managing the Company, fully allocated discrete financial information at a product offering level is not available for the CODM to review. As a result, the ultimate decision making function of the Company is driven by the CODM at a consolidated level.

For purposes of assessing performance and allocating resources, the CODM regularly reviews reports that provide the following financial information in total: (i) daily sales reports by product offerings and geography; (ii) monthly revenue by product offerings (iii) monthly consolidated profit and loss statements on a consolidated basis; (iv) quarterly and year-to-date consolidated income statement information with revenue by product offerings; and (v) specific consolidated balance sheet data such as cash and inventory balances on a consolidated basis. Additionally, the CODM consistently approves budget, forecast and strategic plan income statement and balance sheet data at a consolidated company level only. The only financial information provided to the CODM at the product offering level is revenue.

We assessed the nature of the financial information used by our CODM. As a result, we have concluded that since this information is provided and reviewed only on a consolidated basis, we have only one operating segment.

Mr. Martin James

Securities and Exchange Commission

September 27, 2012

As requested in your comment letter dated September 14, 2012, NuVasive hereby acknowledges that:

•	NuVasive is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	NuVasive may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If I can facilitate the Staff’s review, or if the Staff has any questions on the information set forth herein, please telephone me at (858) 909-1999 or Patricia Bitar at (858) 320-5294. Thank you for your time and consideration.

Sincerely,

/s/ Michael J. Lambert

Michael J. Lambert

Executive Vice President & CFO

NuVasive, Inc.

7475 Lusk Blvd

San Diego, CA 92121